Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2021

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2021

TABLE OF CONTENTS

Page
Condensed consolidated interim statements of financial position	F-2
Condensed consolidated interim statements of comprehensive loss	F-3
Condensed consolidated interim statements of changes in equity	F-4 - F-5
Condensed consolidated interim cash flow statements	F-6 - F-7
Notes to the condensed consolidated interim financial statements	F-8 - F-11

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2020	2021
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	16,831	14,077
Short-term bank deposits	5,756	48,128
Prepaid expenses	152	449
Other receivables	141	192
Total current assets	22,880	62,846

NON-CURRENT ASSETS
Property and equipment, net	1,341	1,016
Right-of-use assets, net	1,355	1,338
Intangible assets, net	21,714	21,705
Total non-current assets	24,410	24,059
Total assets	47,290	86,905

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	3,092	3,575
Accounts payable and accruals:
Trade	5,918	5,441
Other	1,440	1,128
Lease liabilities	191	169
Total current liabilities	10,641	10,313
NON-CURRENT LIABILITIES
Warrants	10,218	4,013
Long-term loans, net of current maturities	2,740	-
Lease liabilities	1,661	1,678
Total non-current liabilities	14,619	5,691
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,260	16,004

EQUITY
Ordinary shares	9,870	20,874
Share premium	279,241	338,051
Warrants	-	975
Capital reserve	12,322	13,154
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(277,987)	(300,737)
Total equity	22,030	70,901
Total liabilities and equity	47,290	86,905

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2020	2021	2020	2021
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(3,484)	(4,923)	(13,546)	(14,340)
SALES AND MARKETING EXPENSES	(309)	(247)	(666)	(731)
GENERAL AND ADMINISTRATIVE EXPENSES	(856)	(1,047)	(2,843)	(3,108)
OPERATING LOSS	(4,649)	(6,217)	(17,055)	(18,179)
NON-OPERATING INCOME (EXPENSES), NET	294	710	(80)	(4,068)
FINANCIAL INCOME	39	52	214	299
FINANCIAL EXPENSES	(302)	(261)	(1,112)	(802)

NET LOSS AND COMPREHENSIVE LOSS	(4,618)	(5,716)	(18,033)	(22,750)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.02)	(0.01)	(0.08)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	296,508,550	708,473,164	231,380,969	646,427,790

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	reserve	loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	-	12,132	(1,416)	(247,966)	33,380
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2020:
Issuance of share capital, net	3,581	4,754	-	-	-	-	8,335
Employee stock options exercised	8	224	-	(224)	-	-	8
Employee stock options forfeited and expired	-	191	-	(191)	-	-	-
Share-based compensation	-	-	-	1,118	-	-	1,118
Comprehensive loss for the period	-	-	-	-	-	(18,033)	(18,033)
BALANCE AT SEPTEMBER 30, 2020	8,281	271,107	-	12,835	(1,416)	(265,999)	24,808

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	reserve	Loss	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2021	9,870	279,241	-	12,322	(1,416)	(277,987)	22,030
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2021:
Issuance of share capital and warrants, net	8,764	39,569	975	-	-	-	49,308
Warrants exercised	2,235	18,967	-	-	-	-	21,202
Employee stock options exercised	5	41	-	(39)	-	-	7
Employee stock options forfeited and expired	-	233	-	(233)	-	-	-
Share-based compensation	-	-	-	1,104	-	-	1,104
Comprehensive loss for the period	-	-	-	-	-	(22,750)	(22,750)
BALANCE AT SEPTEMBER 30, 2021	20,874	338,051	975	13,154	(1,416)	(300,737)	70,901

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	reserve	Loss	deficit	Total
	in USD thousands
BALANCE AT JULY 1, 2020	8,281	271,107	-	12,639	(1,416)	(261,381)	29,230
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2020:
Share-based compensation	-	-	-	196	-	-	196
Comprehensive loss for the period	-	-	-	-	-	(4,618)	(4,618)
BALANCE AT SEPTEMBER 30, 2020	8,281	271,107	-	12,835	(1,416)	(265,999)	24,808

	Ordinary	Share		Capital	Other Comprehensive	Accumulated
	Shares	premium	Warrants	Reserve	Loss	deficit	Total
	in USD thousands
BALANCE AT JULY 1, 2021	20,496	335,887	975	12,972	(1,416)	(295,021)	73,893
CHANGES FOR THREE MONTHS ENDED SEPTEMBER 30, 2021:
Issuance of share capital, net	378	2,074	-	-	-	-	2,452
Employee stock options forfeited and expired	-	90	-	(90)	-	-	-
Share-based compensation	-	-	-	272	-	-	272
Comprehensive loss for the period	-	-	-	-	-	(5,716)	(5,716)
BALANCE AT SEPTEMBER 30, 2021	20,874	338,051	975	13,154	(1,416)	(300,737)	70,901

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2020	2021
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(18,033)	(22,750)
Adjustments required to reflect net cash used in operating activities (see appendix below)	259	4,680
Net cash used in operating activities	(17,774)	(18,070)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(28,500)	(70,000)
Maturities of short-term deposits	36,626	27,813
Purchase of property and equipment	(1)	(35)
Net cash provided by (used in) investing activities	8,125	(42,222)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	13,411	49,308
Exercise of warrants	-	10,907
Employee stock options exercised	8	7
Repayments of loans	(2,338)	(2,502)
Repayments of lease liabilities	(162)	(145)
Net cash provided by financing activities	10,919	57,575

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,270	(2,717)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	5,297	16,831
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(15)	(37)
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,552	14,077

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2020	2021
	in USD thousands
Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	737	529
Exchange differences on cash and cash equivalents	15	37
Fair value adjustments of warrants	(727)	4,090
Share-based compensation	1,118	1,104
Warrant issuance costs	593	-
Interest and exchange differences on short-term deposits	(209)	(185)
Interest on loans	370	245
Exchange differences on lease liability	4	(3)
	1,901	5,817
Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	125	(348)
Decrease in accounts payable and accruals	(1,767)	(789)
	(1,642)	(1,137)
	259	4,680

Supplemental information on interest received in cash	342	77

Supplemental information on interest paid in cash	671	541

Supplemental information on non-cash transactions:
Changes in right-of-use asset	-	143

Exercise of warrants (portion related to accumulated fair value adjustments)	-	10,295

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”). Each ADS represents 15 ordinary shares.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although the Company has succeeded in generating significant revenues from a number of out-licensing transactions in the past, it cannot determine with reasonable certainty if and when it will become profitable on a current basis. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the first half of 2024. However, in the event that the Company does not begin to generate sustainable cash flows from its operating activities in the future, the Company will need to carry out significant cost reductions or raise additional funding.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2021, and for the nine months then ended, were approved by the Board of Directors on November 18, 2021, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2021 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2020 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities, in the process of applying the Company’s accounting policies. These inputs also consider, among other things, the implications of the COVID-19 pandemic on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. The COVID-19 pandemic has spread to many countries throughout the world, including to the United States, Europe and Israel, where the Company currently manufactures its therapeutic candidates and conducts its clinical trials. The Company has previously experienced some recruitment delays from the deepening and extended impact of COVID-19 on its clinical trials; however, at present, the Company does not believe these delays will significantly impact its clinical development plans. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2020 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT

a.
In September 2020, the Company entered into an ATM sales agreement with H.C. Wainwright & Co., LLC (“HCW”), pursuant to which the Company was entitled, at its sole discretion, to offer and sell through HCW, acting as sales agent, ADSs having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remained in effect. The Company agreed to pay HCW a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. In September 2021, the Company terminated the agreement. During 2021, the Company issued a total of 4,745,368 ADSs under the agreement for total gross proceeds of $18.5 million. From the effective date of the agreement through its termination, 7,381,101 ADSs were sold under the program for total gross proceeds of approximately $24.5 million.

b.
In September 2021, the Company entered into a new $25.0 million ATM sales agreement with HCW under substantially identical terms to the previous agreement. From the effective date of the new agreement through the issuance date of this report, 187,487 ADSs were sold under the program for total gross proceeds of approximately $0.5 million.

NOTE 5 – UNDERWRITTEN PUBLIC OFFERING

In January 2021, the Company completed an underwritten public offering of 14,375,000 of its ADSs at a public offering price of $2.40 per ADS. The offering raised total gross proceeds of $34.5 million, with net proceeds of $31.4 million after deducting fees and expenses. In addition, warrants to purchase 718,750 ADSs were granted to the underwriters. These warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $3.00 per ADS.

The warrants have been classified as shareholders’ equity, with initial recognition at fair value on the date issued. The total issuance costs initially allocated to the warrants were recorded as an offset to share premium.

The fair value of the warrants on the issuance date was approximately $1.0 million, which was recorded as issuance costs, and computed using the Black and Scholes option pricing model, based upon the then current price of an ADS, a risk-free interest rate of approximately 0.45% and an average standard deviation of approximately 73.8%.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – EQUITY

As of December 31, 2020, and September 30, 2021, the Company’s share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2020	2021

Authorized share capital	1,500,000,000	1,500,000,000

Issued and paid-up share capital	349,169,545	709,121,103

	In USD and NIS
	December 31,	September 30,
	2020	2021

Authorized share capital (in NIS)	150,000,000	150,000,000

Issued and paid-up share capital (in NIS)	34,916,955	70,912,110

Issued and paid-up share capital (in USD)	9,869,795	20,873,912